SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

STREAM GLOBAL SERVICES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock, par value $0.001

(Title of Class of Securities)

86323M 118

(CUSIP Number of Common Stock Underlying Class of Securities)

R. Scott Murray

Chairman and Chief Executive Officer

20 William Street, Suite 310

Wellesley, Massachusetts 02481

(781) 304-1800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mark G. Borden, Esq.

Peter N. Handrinos, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$8,750,000	$489

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on the purchase of 17,500,000 warrants, each to purchase one share of common stock, at the purchase price of $0.50 per warrant.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $55.80 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $489	Filing Party: Stream Global Services, Inc.
Form or Registration No.: TO/005-83214	Date Filed: November 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) supplements and amends the Issuer Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) filed by Stream Global Services, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 13, 2009 (together with the Initial Schedule TO, the “Schedule TO”), relating to its offer to purchase for cash up to 17,500,000 warrants, each exercisable for one share of its common stock, par value $0.001 per share (the “warrants”), at a price of $0.50 per warrant, net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated November 13, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”), copies of which were filed with the Initial Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B).

The information in the Offer, including all schedules and annexes thereto, which was previously filed with or incorporated by reference in the Initial Schedule TO, is hereby expressly incorporated herein by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1. This Amendment No. 1 is made to report the final results of the Offer.

Item 11.	Additional Information.

The sentence under “Other material information.” is hereby deleted in its entirety and replaced with the following:

“On December 14, 2009, the Company issued a press release announcing the final results of the Offer which expired at 5:00 p.m., New York City time, on December 14, 2009. A copy of the press release is filed as Exhibit (a)(5)(B) and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibits:

Exhibit Number	Description

(a)(5)(A)*	Press Release dated November 13, 2009.

(a)(5)(B)	Press Release dated December 14, 2009.

*	Incorporated by reference to the Written Communication Relating to an Issuer Tender Offer on Schedule TO-C filed on November 13, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STREAM GLOBAL SERVICES, INC.

By:	/S/ R. SCOTT MURRAY
R. Scott Murray
Chairman and Chief Executive Officer

Date: December 15, 2009

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated November 13, 2009.

(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)**	Press Release dated November 13, 2009.

(a)(5)(B)***	Press Release dated December 14, 2009.

(b)	Credit Agreement, dated as of October 1, 2009, by and among Wells Fargo Foothill, LLC, as agent and co-arranger, Goldman Sachs Lending Partners LLC, as co-arranger, the Company and the Company’s subsidiaries identified therein, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2009.

(d)(1)	Employment Agreement between the Company and R. Scott Murray, dated July 15, 2008, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2008.

(d)(2)	Letter Amendment to Employment Agreement between the Company and R. Scott Murray, dated December 29, 2008, incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2009.

(d)(3)	Employment Agreement between the Company and Sheila M. Flaherty, dated July 16, 2008, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2008.

(d)(4)	Letter Amendment to Employment Agreement between the Company and Sheila M. Flaherty, dated December 29, 2008, incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2009.

(d)(5)	Employment Agreement between the Company and Robert Dechant, dated August 7, 2008, incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2009.

(d)(6)	Letter Amendment to Employment Agreement between the Company and Robert Dechant, dated December 29, 2008, incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2009.

(d)(7)	2009 Executive Sales Commission Plan for Robert Dechant, dated May 8, 2009, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 8, 2009.

(d)(8)	Amended and Restated Registration Rights Agreement between the Company, Ares Corporate Opportunities Fund II, L.P., NewBridge International Investment Ltd., EGS Dutchco B.V., R. Scott Murray and certain stockholders of the Company, dated August 14, 2009, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2009.

(d)(9)	Stockholders Agreement between the Company, Ares Corporate Opportunities Fund II, L.P., NewBridge International Investment Ltd., EGS Dutchco B.V., R. Scott Murray and Trillium Capital LLC, dated October 1, 2009, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2009.

(d)(10)	Guarantee and Reimbursement Agreement, among the Company, Stream Holdings Corporation, Stream Florida Inc., Stream International Inc., Stream New York Inc., and Ares Corporate Opportunities Fund II, L.P. dated March 2, 2009, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 6, 2009.

(d)(11)	Share Exchange Agreement, dated as of August 14, 2009, among the Company, EGS Corp., EGS Dutchco B.V. and NewBridge International Investment Ltd., incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2009.

Exhibit Number	Description

(d)(12)	Letter Agreement, dated as of August 14, 2009, between Stream Global Services, Inc. and Ares Corporate Opportunities Fund II, L.P., incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2009.

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to the Schedule TO filed on November 13, 2009.
**	Incorporated by reference to the Written Communication Relating to an Issuer Tender Offer on Schedule TO-C filed on November 13, 2009.
***	Filed herewith.

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